UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-40086

Alpha Compute Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of Alpha Compute Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 3, 2026, the Audit Committee of the Board of Directors (the "Audit Committee") of Alpha Compute Corp (the "Company"), after discussion with management, concluded that certain errors had been identified in the Company's audited consolidated financial statements as of and for the fiscal year ended March 31, 2026 included in the Company's Annual Report on Form 20-F, initially filed with the Securities and Exchange Commission (the "SEC") on July 16, 2026 (as amended, the "2026 Annual Report"), and that the Company would amend the 2026 Annual Report to correct these errors in such financial statements (the "Affected Financial Statements").

The Audit Committee assessed the administrative errors in accordance with International Accounting Standard ("IAS") 8, Accounting Policies, Changes in Accounting Estimates and Errors, and the definition of materiality under IAS 1, Presentation of Financial Statements, as well as SEC Staff Accounting Bulletin Nos. 99 and 108, and concluded that such errors are quantitatively material to the Affected Financial Statements. Accordingly, the Audit Committee has determined that the Affected Financial Statements require restatement (the "Restatement").

The administrative errors in the Affected Financial Statements affected certain amounts and disclosures presented in the 2026 Annual Report. These administrative errors do not have any effect on total revenue, total costs and expenses, operating loss, net loss, or any other total or subtotal presented in the 2026 Annual Report, nor do they have any effect on the consolidated statements of financial position, cash flows, or changes in equity (deficit).

In connection with the foregoing, the Company is filing Amendment No. 2 to the 2026 Annual Report on Form 20-F/A concurrently with this Report on Form 6-K, which includes the restated audited consolidated financial statements as of and for the fiscal year ended March 31, 2026, together with an explanatory note and Note 2, "Restatement of Previously Issued Consolidated Financial Statements," describing the nature and impact of the Restatement.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Report on Form 6-K with CBIZ CPAs P.C., the Company’s independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2026

ALPHA COMPUTE CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer